August 20, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:         Form AW - Request for Withdrawal

Innovator ETFs Trust

Registration on Form N-1A

Post-Effective Amendment Nos. 109, 110, 111 & 112

(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentleman:

On behalf of Innovator S&P 500 Power Buffer ETF – (July) (S000062238), Innovator S&P 500 Buffer ETF – July (S000062239), Innovator S&P 500 Enhance and Buffer ETF – July (S000062240) and Innovator S&P 500 Ultra ETF – July (S000062241) (the “Funds”), each a series of Innovator ETFs Trust (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendments to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. Post-Effective Amendment Nos. 109, 110, 111 & 112 were each originally filed with the Securities and Exchange Commission on April 13, 2018. No securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendments to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:     /s/ H. Bruce Bond

Bruce Bond

President